UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
TO
ANNUAL REPORT
OF
THE STATE OF ISRAEL
(Name of Registrant)

Date of end of last fiscal year: December 31, 2021
SECURITIES REGISTERED*
(As of the close of the fiscal year)
TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A
Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
Elinor Azani
Head of Israel Economic Mission — Western Hemisphere
Ministry of Finance
of the State of Israel
800 Second Avenue
17th Floor
New York, New York 10017
United States
Copies to:
Colin Diamond, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 United States	Ian Clark, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom

*
The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)
The sole purpose of this Amendment No. 2 is to file with the Securities and Exchange Commission certain exhibits to Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as amended.

EXHIBIT INDEX
Exhibit Number
A: None
B: None
C: (P) Copy of the State Budget for Fiscal Years 2021 – 2022 (in Hebrew).*
D: Current Description of the State of Israel.**
D-1: Recent Developments in the State of Israel as of January 9, 2023.**
E: Form of Fiscal Agency Agreement, dated as of March 13, 2000, between the Registrant and Citibank, N.A. as Fiscal Agent.***
F: Form of Amendment No. 1, dated as of February 24, 2004, to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.***
G: Form of Amendment No. 2, dated as of January 5, 2016, to the Fiscal Agency Agreement, as amended by Amendment No. 1 to Fiscal Agency Agreement between the Registrant and Citibank, N.A., as Fiscal Agent.****
H: Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel dated January 17, 2023.
I: Opinion of White & Case LLP dated January 17, 2023.
J: Underwriting Agreement dated January 10, 2023 by and among the State of Israel, Barclays Bank PLC, BNP Paribas, BofA Securities, Inc., and Citigroup Global Markets Inc.

*
Previously filed by paper filing under cover of Form SE on June 27, 2022, pursuant to Rules 306(c) and 311 of Regulation S-T.

**
Previously filed.

***
Previously filed in connection with Registration Statement No. 333-184134.

****
Previously filed on January 7, 2016 as Exhibit G to Amendment No. 1 to the Annual Report of the State of Israel for year ended December 31, 2014 (file no. 002-94917).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on January 17, 2023.
STATE OF ISRAEL
By:
/s/ Gil Cohen

Name: Gil Cohen
Title: Senior Deputy Accountant General, Ministry of Finance
By:
/s/ Yaron Pecht

Name: Yaron Pecht
Title: Head of Global Debt Capital Markets and FX Transactions, Ministry of Finance